July 29, 2020	TSX.V - GIGA

Giga Metals Responds to Elon Musk's Call to Action for Nickel Miners

(Vancouver) Giga Metals Corp. (TSXV: GIGA) - During Tesla's recent quarterly conference call, Tesla CEO Elon Musk called on miners to start building nickel mines in anticipation of shortages of this critical material for electric vehicle batteries.

"Well, I'd just like to re-emphasize, any mining companies out there, please mine more nickel. Okay. Wherever you are in the world, please mine more nickel and don't wait for nickel to go back to some long - some high point that you experienced some five years ago, whatever. Go for efficiency, obviously environmentally friendly nickel mining at high volume. Tesla will give you a giant contract for a long period of time, if you mine nickel efficiently and in an environmentally sensitive way. So hopefully this message goes out to all mining companies. Please get nickel," Musk said.

"If you want environmentally responsible nickel, I really think you have to look at sulphide deposits in first-world jurisdictions such as Canada and Australia," said Mark Jarvis, CEO of Giga Metals Corp. (TSX.V-GIGA).  "Canada has several very large, low-grade, open pittable sulphide nickel deposits waiting to be developed, including Canada Nickel's Crawford deposit, Waterton's Dumont deposit and our own Turnagain deposit.  Canada has some of the toughest environmental regulations in the world, so if you buy your nickel from Canada, you can be assured that this part of your supply chain is ethically sourced."

On behalf of the Board of Directors,

Mark Jarvis

Mark Jarvis, CEO
GIGA METALS CORPORATION

Tel:  604-681-2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com